Exhibit 99.1

RADWARE ANNOUNCES FOURTH QUARTER AND FULL YEAR 2019 EARNINGS

Fourth Quarter 2019 Results and Financial Highlights

•	Record Revenues of $67.4 million, up 6% from the fourth quarter of 2018
•	Non-GAAP operating income and margin of $9.5 million and 14%, respectively
•	Non-GAAP EPS of $0.23; GAAP EPS of $0.15

Full Year 2019 Results and Financial Highlights

•	Record Revenues of $252.1 million, up 8% from 2018
•	Non-GAAP operating income and margin of $33.5 million and 13%, respectively
•	Non-GAAP EPS of $0.84, up 53% from 2018; GAAP EPS of $0.47
•	Net cash provided by operating activities of $53 million

TEL AVIV, ISRAEL, FEBRUARY 12, 2020— Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter and year ended December 31, 2019.

“We are pleased with our performance in the fourth quarter, with record quarterly bookings and revenues,” said Roy Zisapel, Radware’s President & CEO. “Radware today is at a stronger financial, technological and competitive position than it has ever been. The intensity and complexity of the cyber-attacks landscape continue to drive demand for managed security services and strong growth in our cloud and subscriptions business. We look forward to continuing to bring value to our customers as we address additional cyber security challenges, while delivering growth and profitability.”

Financial Highlights for the Fourth Quarter of 2019

Revenues for the fourth quarter of 2019 totaled $67.4 million, up 6% from revenues of $63.8 million for the fourth quarter of 2018:

•	Revenues in the Americas region were $29.7 million for the fourth quarter of 2019, up 7% compared to revenues of $27.7 million in the fourth quarter of 2018.

•	Revenues in the APAC region were $17.1 million for the fourth quarter of 2019, up 32% from revenues of $12.9 million in the fourth quarter of 2018.

•	Revenues in the EMEA region were $20.6 million for the fourth quarter of 2019, down 11% from revenues of $23.2 million in the fourth quarter of 2018.

Net income on a GAAP basis for the fourth quarter of 2019 was $7.3 million, or $0.15 per diluted share, compared with net income of $7.9 million, or $0.16 per diluted share, for the fourth quarter of 2018.

Non-GAAP net income for the fourth quarter of 2019 was $10.9 million, or $0.23 per diluted share, compared with non- GAAP net income of $11.4 million, or $0.24 per diluted share, for the fourth quarter of 2018.

Financial Highlights for the Full Year of 2019

Revenues for the full year of 2019 totaled $252.1 million, up 8% from revenues of $234.4 million for the full year of 2018:

•	Revenues in the Americas region were $106.4 million for the full year of 2019, up 4% from revenues of $102.5 in the full year of 2018.

•	Revenues in the APAC region were $70.4 million for the full year of 2019, up 25% from revenues of $56.2 in the full year of 2018.

•	Revenues in the EMEA region were $75.3 million for the full year of 2019, down 1% from revenues of $75.8 in the full year of 2018.

Net income on a GAAP basis for the full year of 2019 was $22.6 million, or $0.47 per diluted share, compared with net income of $11.7 million, or $0.25 per diluted share, for the full year of 2018.

Non-GAAP net income for the full year of 2019 was $40.6 million, or $0.84 per diluted share, compared with non-GAAP net income of $26.0 million, or $0.55 per diluted share, for the full year of 2018.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, acquisition costs, litigation costs, exchange rate differences, net on balance sheet items included in finance income, other gain adjustment and tax effect related to amortization of deferred tax liability related to intangible assets and other gain adjustment. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

As of December 31, 2019, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $427.7 million, up from $401.1 million as of December 31, 2018. Net cash provided by operating activities in the fourth quarter of 2019 totaled $4.0 million. Net cash provided by operating activities in the full year of 2019 totaled $52.9 million.

Conference Call

Radware management will host a call on Wednesday, February 12, 2020 at 8:30 a.m. ET to discuss its fourth quarter and full year 2019 results and the Company’s outlook for the first quarter and full year of 2020.

Participants in the US call: Toll Free 833-241-4257

Participants Internationally call:  +1-647-689-4208

Conference ID: 8198484

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

###

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, sales and marketing expense, general and administrative expense, other income, total operating expenses, operating income, financial income, income before taxes on income, taxes on income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, amortization of intangible assets, acquisition costs, litigation costs, exchange rate differences, net on balance sheet items included in finance income,  other gain adjustment and tax effect related to amortization of deferred tax liability related to intangible assets and other gain adjustment. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measures is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” For example, when we discuss the strong growth in our cloud and subscriptions business, we are using forward-looking statements. In addition, the announced financial results are preliminary, unaudited and subject to year-end audit adjustment. Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism or the impact of the recent coronavirus outbreak; intense competition in the market for Application Delivery and Network Security solutions and in our industry in general; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; outages, interruptions or delays in hosting services or our internal network system; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2020 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31,	December 31,
	2019	2018
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	40,751	45,203
Available-for-sale marketable securities	36,924	15,742
Short-term bank deposits	100,276	255,454
Trade receivables, net	22,610	17,166
Other receivables and prepaid expenses	8,032	7,071
Inventories	13,940	18,401
	222,533	359,037

Long-term investments
Available-for-sale marketable securities	112,696	84,669
Long-term bank deposits	137,095	-
Severance pay funds	2,300	2,973
	252,091	87,642

Property and equipment, net	22,971	23,677
Intangible assets, net	14,481	9,467
Other long-term assets	24,293	20,724
Operating lease right-of-use assets	18,144	-
Goodwill	41,144	32,174
Total assets	595,657	532,721

Liabilities and shareholders' equity

Current Liabilities
Trade payables	6,878	4,483
Deferred revenues	79,239	83,955
Operating lease liabilities	5,193	-
Other payables and accrued expenses	34,689	29,596
	125,999	118,034
Long-term liabilities
Deferred revenues	50,888	43,796
Operating lease liabilities	13,914	-
Other long-term liabilities	9,525	6,934
	74,327	50,730

Shareholders' equity
Share capital	710	693
Additional paid-in capital	414,581	383,536
Accumulated other comprehensive income (loss), net of tax	1,145	(1,110)
Treasury stock, at cost	(145,226)	(120,717)
Retained earnings	124,121	101,555
Total shareholders' equity	395,331	363,957

Total liabilities and shareholders' equity	595,657	532,721

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	67,362	63,817	252,072	234,404
Cost of revenues	11,994	11,117	45,174	41,675
Gross profit	55,368	52,700	206,898	192,729

Operating expenses, net:
Research and development, net	16,103	13,945	61,841	57,674
Selling and marketing	29,121	28,137	109,556	111,386
General and administrative	4,375	4,294	18,584	16,145
Total operating expenses, net	49,599	46,376	189,981	185,205

Operating income	5,769	6,324	16,917	7,524
Financial income, net	2,745	2,397	8,792	7,274
Income before taxes on income	8,514	8,721	25,709	14,798
Taxes on income	1,183	778	3,143	3,063
Net income	7,331	7,943	22,566	11,735

Basic net earnings per share	0.16	0.17	0.48	0.26

Weighted average number of shares used to compute basic net earnings per share	46,900,711	46,357,278	46,816,899	45,289,296

Diluted net earnings per share	0.15	0.16	0.47	0.25

Weighted average number of shares used to compute diluted net earnings per share	48,304,507	48,279,751	48,523,120	47,691,868

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP gross profit	55,368	52,700	206,898	192,729
Stock-based compensation	53	50	224	221
Amortization of intangible assets	486	212	2,304	866
Non-GAAP gross profit	55,907	52,962	209,426	193,816

GAAP research and development, net	16,103	13,945	61,841	57,674
Stock-based compensation	791	694	2,855	3,123
Acquisition costs	-	20	-	20
Non-GAAP Research and development, net	15,312	13,231	58,986	54,531

GAAP selling and marketing	29,121	28,137	109,556	111,386
Stock-based compensation	1,696	1,727	6,954	7,071
Amortization of intangible assets	17	21	69	82
Non-GAAP selling and marketing	27,408	26,389	102,533	104,233

GAAP general and administrative	4,375	4,294	18,584	16,145
Stock-based compensation	742	775	3,032	2,087
Acquisition costs	(18)	(222)	246	(222)
Litigation costs	-	202	883	829
Non-GAAP general and administrative	3,651	3,539	14,423	13,451

GAAP total operating expenses, net	49,599	46,376	189,981	185,205
Stock-based compensation	3,229	3,196	12,841	12,281
Acquisition costs	(18)	(202)	246	(202)
Amortization of intangible assets	17	21	69	82
Litigation costs	-	202	883	829
Non-GAAP total operating expenses, net	46,371	43,159	175,942	172,215

GAAP operating income	5,769	6,324	16,917	7,524
Stock-based compensation	3,282	3,246	13,065	12,502
Acquisition costs	(18)	(202)	246	(202)
Amortization of intangible assets	503	233	2,373	948
Litigation costs	-	202	883	829
Non-GAAP operating income	9,536	9,803	33,484	21,601

GAAP financial income, net	2,745	2,397	8,792	7,274
Other gain adjustment	-	-	(563)	-
Exchange rate differences, net on balance sheet items included in financial income, net	(148)	(59)	2,270	196
Non-GAAP financial income, net	2,597	2,338	10,499	7,470

GAAP income before taxes on income	8,514	8,721	25,709	14,798
Stock-based compensation	3,282	3,246	13,065	12,502
Acquisition costs	(18)	(202)	246	(202)
Amortization of intangible assets	503	233	2,373	948
Litigation costs	-	202	883	829
Other gain adjustment	-	-	(563)	-
Exchange rate differences, net on balance sheet items included in financial income, net	(148)	(59)	2,270	196
Non-GAAP income before taxes on income	12,133	12,141	43,983	29,071

GAAP taxes on income	1,183	778	3,143	3,063
Amortization of deferred tax liability related to intangible assets	39	-	286	-
Tax related to other gain adjustment	-	-	(52)	-
Non-GAAP taxes on income	1,222	778	3,377	3,063

GAAP net income	7,331	7,943	22,566	11,735
Stock-based compensation	3,282	3,246	13,065	12,502
Acquisition costs	(18)	(202)	246	(202)
Amortization of intangible assets	503	233	2,373	948
Litigation costs	-	202	883	829
Other gain adjustment	-	-	(563)	-
Exchange rate differences, net on balance sheet items included in financial income, net	(148)	(59)	2,270	196
Amortization of deferred tax liability related to intangible assets	(39)	-	(286)	-
Tax related to other gain adjustment	-	-	52	-
Non-GAAP net income	10,911	11,363	40,606	26,008

GAAP diluted net earnings per share	0.15	0.16	0.47	0.25
Stock-based compensation	0.07	0.07	0.27	0.26
Acquisition costs	(0.00)	(0.00)	0.01	(0.00)
Amortization of intangible assets	0.01	0.00	0.05	0.02
Litigation costs	0.00	0.00	0.02	0.02
Other gain adjustment	0.00	0.00	(0.01)	0.00
Exchange rate differences, net on balance sheet items included in financial income, net	(0.00)	(0.00)	0.05	0.00
Amortization of deferred tax liability related to intangible assets	(0.00)	0.00	(0.01)	0.00
Tax related to other gain adjustment	0.00	0.00	0.00	0.00
Non-GAAP diluted net earnings per share	0.23	0.24	0.84	0.55

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	48,304,507	48,279,751	48,523,120	47,691,868

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the year ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	7,331	7,943	22,566	11,735
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,789	2,402	11,283	9,782
Stock based compensation	3,282	3,247	13,065	12,503
Amortization of premium, accretion of discounts and accrued interest on available-for-sale marketable securities, net	150	513	618	1,395
Other loss (gain)	26	-	(537)	-
Accrued interest on bank deposits	596	(962)	2,123	(2,391)
Increase in accrued severance pay, net	64	189	888	323
Decrease (increase) in trade receivables, net	(7,557)	1,325	(2,407)	(1,169)
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	(2,599)	(1,765)	(7,448)	2,727
Decrease in inventories	1,143	2,062	4,461	371
Decrease (increase) in trade payables	2,873	(941)	2,338	(884)
Increase (decrease) in deferred revenues	(6,416)	10,048	2,260	14,440
Increase in other payables and accrued expenses	2,168	1,636	2,679	419
Operating lease liabilities, net	109	-	963	-
Net cash provided by operating activities	3,959	25,697	52,852	49,251

Cash flows from investing activities:

Purchase of property and equipment	(2,002)	(3,998)	(8,155)	(8,869)
Proceeds from (investment in) other long-term assets, net	(7)	-	4	40
Proceeds from (investment in) bank deposits, net	2,187	(29,935)	15,960	(71,002)
Investment in sale, redemption of and purchase of available-for-sale marketable securities ,net	(1,131)	(2,765)	(46,363)	(5,672)
Payment for acquisition of subsidiary, net of cash acquired	-	-	(12,239)	-
Net cash used in investing activities	(953)	(36,698)	(50,793)	(85,503)

Cash flows from financing activities:

Proceeds from exercise of stock options	3,406	2,224	17,999	21,803
Repayment of contingent consideration	-	(1,310)	-	(1,310)
Repurchase of shares	(5,616)	(4,275)	(24,510)	(4,275)
Net cash provided by (used in) financing activities	(2,210)	(3,361)	(6,511)	16,218

Increase (decrease) in cash and cash equivalents	796	(14,362)	(4,452)	(20,034)
Cash and cash equivalents at the beginning of the period	39,955	59,565	45,203	65,237
Cash and cash equivalents at the end of the period	40,751	45,203	40,751	45,203